Report of Independent Auditors

Board of Directors
Principal Healthcare Finance Limited

We have audited the accompanying consolidated balance sheets of Principal Healthcare Finance Limited and subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Healthcare Finance Limited and subsidiaries at August 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/  Ernst & Young

Chartered Accountants
Jersey, Channel Islands


Date:  December 21, 1999

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                          CONSOLIDATED BALANCE SHEETS



                                                                  Year Ended August 31
                                                                  --------------------
                                                                   1999           1998
                                                                   ----           ----
                                                                      (In thousands)

ASSETS:
Investment in real estate:
    Real estate properties ..............................         $413,927       $377,332
    Accumulated depreciation ............................          (18,394)       (11,391)
                                                                  --------        -------
                                                                   395,533        365,941
Zero coupon investment ..................................           61,385         28,997
Other investments .......................................            3,541          7,950
                                                                  --------       --------
                                                                   460,459        402,888

Cash and short-term investments .........................            6,668          5,354
Accounts receivable .....................................           29,184         17,233
Cash on deposit as collateral - restricted ..............           20,371         17,452
Notes receivable ........................................                -          8,790
Debt issue costs ........................................           38,429         13,495
Cost in excess of tangible assets acquired,
 net of amortization ....................................           14,025         13,235
Other assets ............................................              530          1,094
                                                                  --------       --------
Total assets ............................................         $569,666       $479,541
                                                                  ========       ========

LIABILITIES:
Accounts payable and other liabilities ..................         $ 13,912       $ 10,838
Borrowings under revolving credit facility ..............           19,139        117,625
Deferred tax liability ..................................           18,491         16,653
Long-term borrowings ....................................          459,094        287,017
Loans from Worldwide ....................................           41,908         32,584
                                                                  --------        -------
Total liabilities .......................................          552,544        464,717

SHAREHOLDERS' EQUITY:
Class A Common stock $.016  par value:
    Authorized - 60,000,000 shares
    Issued and outstanding - 10,000,000 shares ..........             161             161
Additional paid-in capital ..............................          14,472          14,472
Retained earnings (deficit) .............................           2,808            (243)
Foreign currency translation adjustments ................            (319)            434
                                                                 --------        --------
Total shareholders' equity ..............................          17,122          14,824
                                                                 --------        --------
Total liabilities and shareholders' equity ..............        $569,666        $479,541
                                                                 ========        ========


                            See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           YEAR ENDED AUGUST 31,
                                                                     1999         1998            1997
                                                                     ----         ----            ----
                                                                            (In thousands)
Revenue:
    Rental Income .......................................         $ 55,693      $ 47,542      $ 16,722
    Mortgage interest income ............................            1,007             -           103
    Other investment income .............................            5,100         3,500           187
                                                                  --------      --------      --------
                                                                    61,800        51,042        17,012
Expenses:
    Interest ............................................           39,149        34,572        12,403
    Provisions for depreciation and amortization ........            9,839         7,202         2,959
    General and administrative ..........................            5,880         4,284         1,652
                                                                  --------      --------      --------
                                                                    54,868        46,058        17,014

Net income (loss) from operations .......................            6,932         4,984            (2)

Non-operating income ....................................                -         1,406             -
                                                                  --------      --------      --------

Net income (loss) before income taxes and
  extraordinary charge from prepayment of debt ..........            6,932         6,390            (2)
Provision for income taxes:
    Current .............................................              460           184           202
    Deferred ............................................            2,593         2,099           509
                                                                  --------      --------       -------
                                                                     3,053         2,283           711
                                                                  --------      --------       -------
Net income (loss) before extraordinary charge for
  prepayment of debt ....................................            3,879         4,107          (713)
Extraordinary charge from prepayment of debt                             -        (1,985)            -
                                                                  --------      --------       -------

Net income (loss) .......................................         $  3,879      $  2,122      $   (713)
                                                                  ========      ========      ========

Total comprehensive income (loss) .......................         $  3,166      $  2,490      $   (656)
                                                                  ========      ========      ========


                            See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                 CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  EQUITY Years ended
                  August 31, 1999, 1998, and 1997
                                 (In thousands)

                                                                                                                        Accumulated
                                                                                             Additional     Retained       Other
                                                         Class A              Class B           Paid        Earnings   Comprehensive
                                                   ------------------    -----------------
                                                   Shares      Amount    Shares     Amount   in Capital     (Deficit)      Income
                                                   ------      ------    ------     ------   ----------     ---------    -----------

Balance at August 31, 1996 .....................    1,500     $   24          -     $    -     $ 1,489     $   (826)        $    9
  Issuance of Class A Common Stock .............    2,500         41          -          -       3,994            -              -
  Issuance of Class B Common Stock .............        -          -      6,000         96       8,989            -              -
  Dividends paid ...............................        -          -          -          -           -         (158)             -
  Foreign currency translation adjustment ......        -          -          -          -           -            -             57
  Net loss for 1997                                     -          -          -          -           -         (713)             -
                                                    -----      -----      -----      -----     -------      -------         ------
Balance at August 31, 1997 .....................    4,000         65      6,000         96      14,472       (1,697)            66
  Dividends paid ...............................        -          -          -          -           -         (668)             -
  Recapitalization .............................    6,000         96     (6,000)       (96)          -            -              -
  Foreign currency translation adjustment ......        -          -          -          -           -            -            368
  Net income for 1998 ..........................        -          -          -          -           -        2,122              -
                                                   ------      -----     ------      -----      ------      -------         ------
Balance at August 31, 1998 .....................   10,000        161          -          -      14,472         (243)           434
  Dividends paid ...............................        -          -          -          -           -         (828)             -
  Foreign currency translation adjustment ......        -          -          -          -           -            -           (753)
  Net income for 1999 ..........................        -          -          -          -           -        3,879              -
                                                   ------      -----     ------      -----      ------      -------         ------
Balance at August 31, 1999 .....................   10,000     $  161          -      $   -     $14,472     $  2,808         $ (319)
                                                   ======     ======     ======      =====     =======     ========         ======



                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)



                                                                               YEAR ENDED AUGUST 31,
                                                                     1999            1998          1997
                                                                     ----            ----          ----

Net income (loss) ............................................     $ 3,879         $ 2,122       $   (713)
Adjustments  to  reconcile  net  income  (loss) to cash  provided  by  operating activities:
 Depreciation and amortization ...............................       9,839           7,202          2,959
 Deferred tax provision ......................................       2,593           2,099            509
 Change in operating assets and liabilities
   Accounts receivable .......................................     (15,929)        (14,726)        (2,572)
   Accounts payable and accruals .............................       2,082           3,111          2,542
Foreign currency translation .................................         173             201            120
                                                                    ------          ------          -----
Cash provided by operating activities ........................       2,637               9          2,845

 INVESTING ACTIVITIES
Acquisition of real estate ...................................     (50,915)        (96,447)       (60,716)
Proceeds from disposal of real estate ........................           -           2,751              -
Notes receivable .............................................           -          (8,696)             -
Proceeds from notes and loan receivables .....................       8,817               -              -
Investment and loans to subsidiaries .........................        (932)              -              -
Quality Care Homes Plc acquisition ...........................           -               -        (54,728)
Other investments ............................................           -               -         (6,566)
Decrease (increase) in cash on deposit as collateral .........      (3,828)          1,257          1,243
Proceeds from disposal of assets held for sale ...............           -           3,017              -
Other ........................................................           -             999              -
                                                                    ------          ------         -------
Cash used in investing activities ............................     (46,858)        (97,119)      (120,767)

 FINANCING ACTIVITIES
Proceeds from borrowings .....................................     197,584         256,395         59,958
Borrowing under revolving credit facility ....................      54,612         116,366              -
Payments of borrowings .......................................    (157,401)       (121,121)             -
Issuance of common stock                                                 -               -         13,472
Short-term borrowings from (repayments to)
 Omega and Worldwide, net ....................................      11,097         (53,596)        50,875
Early extinguishment of debt                                             -         (59,382)             -
Zero coupon investment .......................................     (31,808)        (27,400)             -
Debt issue costs .............................................     (27,722)        (14,318)             -
 Dividends paid ..............................................        (827)           (668)          (158)
Cost of raising capital ......................................           -               -           (634)
                                                                    ------          ------        -------
Cash provided by financing activities ........................      45,535          96,276        123,513
                                                                    ------          ------        -------

Increase (decrease) in unrestricted cash
 and cash equivalents ........................................       1,314            (834)         5,591

Unrestricted cash and cash equivalents at
 beginning  of period ........................................       5,354           6,188            597
                                                                     -----           -----          -----
Unrestricted cash and cash equivalents at
 end of period ...............................................     $ 6,668         $ 5,354        $ 6,188
                                                                   =======         =======        =======

                            See accompanying notes.


                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICES

ORGANIZATION

         Principal Healthcare Finance Limited (the "Company") was formed and initially funded in June 1995 by Omega Healthcare Investors, Inc. ("Omega"). In April 1998, Omega Worldwide, Inc. ("Worldwide") acquired a 33.375% interest in the Company from Omega. The Company is a Jersey, Channel Islands based company organized to purchase and lease back nursing homes in the United Kingdom. The Company maintains its records in British pounds sterling under accounting principles generally acceptable in the United Kingdom. The accompanying financial statements are based on generally accepted accounting principles in the United States and are stated in U.S. dollars.

         The consolidated financial statements of the Company include the accounts of the Company and all wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

CASH AND SHORT-TERM INVESTMENTS

         Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates the fair value.

INVESTMENTS IN REAL ESTATE

         Investments in real estate properties are recorded at cost. The cost of the properties acquired is allocated between land and buildings based generally upon management's valuations and external appraisals. Depreciation for buildings is recorded on the straight-line basis, using 40 to 50 year estimated useful lives. The Company provides reserves for potential losses based upon management's periodic review of its assets and classifies these reserves as reductions to the related assets.

COSTS IN EXCESS OF TANGIBLE ASSETS ACQUIRED

         The excess of the sum of the purchase cost and the deferred tax liability recognized over the fair value of real estate and other tangible assets acquired in connection with the purchase of Quality Care Homes Plc is amortized on a straight-line basis over a 30-year period. Amortization expense was approximately $450,000, $452,000 and $22,000 in 1999, 1998, and 1997,
respectively.

IMPAIRMENT OF ASSETS

         Impairment losses related to long-lived assets, certain intangible assets and goodwill related to those assets are recognized when expected future cash flows are less than the carrying value of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investments in relationship to the future undiscounted cash flows of the underlying operations. The Company adjusts the net book value of the leased assets and other long-lived assets to fair value if the sum of the expected future cash flows is less than book value.

REVENUE RECOGNITION

         Rental income is recognized on a straight-line basis over the terms of the related master leases. Such income includes periodic increases based on predetermined formulas as defined in the master leases and mortgage loan agreements.

TRANSLATION

         Translation from British pounds sterling has been performed under the provisions of Financial Accounting Standards Board Statement No. 52 which provides that balance sheet amounts are translated at the year end exchange rate and income statement amounts are translated at the average annual rate. There are no material amounts of exchange gains or losses included in the results of operations for 1999, 1998, and 1997.

INCOME TAXES

         The Company and its' Channel Island resident subsidiaries are subject to UK income tax at a rate of 23% on their income after deducting related expenses, including interest. The Company's UK resident subsidiaries are subject to the UK corporate tax, at a rate of 30%.

COMPREHENSIVE INCOME

         Comprehensive income consists of the Company's net income (loss) adjusted for the foreign currency translation adjustment.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       REAL ESTATE PROPERTIES

         The Company's real estate properties, represented by 207 long-term care facilities at August 31, 1999, are leased under provisions of master leases with initial terms of thirty years. However, certain leases may be terminated after 10 or 20 years by exercise of a purchase option by the operator or upon giving proper notice. Purchase options are generally either at fair market value or at original purchase price increased by a stipulated annual percentage or by reference for annual increases based upon changes in the Retail Price Index in the United Kingdom with certain minimum and maximum limits (generally 2% and 5%, respectively). There are no provisions for payment of contingent rentals by tenants. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties. A summary of the Company's investment in real estate properties is as follows (In thousands):


                                                    August 31,
                                                   ----------
                                                1999         1998
                                                ----         ----


Buildings ...............................     $ 351,839    $ 320,732
Land ....................................        62,088       56,600
                                               --------    ---------
                                                413,927      377,332
Less accumulated depreciation ...........       (18,394)     (11,391)
                                               --------    ---------
Total ...................................     $ 395,533    $ 365,941
                                              =========    =========

The following table summarizes the changes in real estate properties and accumulated depreciation during 1999 and 1998.


                                             Real Estate    Accumulated
                                             Properties     Depreciation
                                             ----------     ------------
                                                   (In thousands)

Balance at August 31, 1997 ..............     $ 274,982     $  (4,294)
Additions for 1998 ......................        96,447        (6,824)
Disposals for 1998 ......................        (2,751)          175
Other, primarily currency adjustments ...         8,654          (448)
                                               --------       -------
Balance at August 31, 1998 ..............       377,332       (11,391)
Additions for 1999 ......................        50,915        (7,722)
Other, primarily currency adjustments ...       (14,320)          719
                                               --------       -------
Balance at August 31, 1999 ..............     $ 413,927     $ (18,394)
                                              =========     =========


         The future minimum annual rentals expected to be received for the remainder of the initial terms of the leases, are as follows (In thousands):


                        2000 ...........   $    46,698
                        2001 ...........        47,586
                        2002 ...........        48,496
                        2003 ...........        49,428
                        2004 ...........        50,383
                        Thereafter .....       974,763
                                            -----------
                                           $ 1,217,354
                                           ===========


3.       INVESTMENT CONCENTRATIONS

         As of August 31, 1999, all of the Company's real estate investments were related to long-term care facilities. The Company's real estate investments are operated by 13 companies, including Tamaris.(31.90% of amount invested) and Sun Healthcare (21.51% of amount invested). The Company's facilities are located in England (79.37% of amount invested), Northern Ireland (15.39% of amount invested) and Scotland (5.24% of amount invested).

         The following is a summary of the amounts invested and the number of facilities owned at August 31 (In thousands):

                                             1999                           1998
                                        --------------               ----------------
                                                  Number of                      Number of
                                   Investment    Facilities      Investment     Facilities
County                               Amount        Owned           Amount         Owned
------------------------------------------------------------------------------------------

Berkshire .....................    $  5,241           3          $  3,780            2
Cambridgeshire ................       1,264           1             1,328            1
Cleveland .....................       5,981           3
Coventry ......................          -           -                 -             -
Cumbria .......................       5,884           2             3,717            1
Derbyshire ....................       6,051           4             6,357            4
Durham ........................      42,340          19            46,693           19
East Riding of Yorkshire ......       1,076           1
Essex .........................       2,351           1             2,470            1
Greater London ................      10,600           3            11,136            3
Greater Manchester ............       3,844           2             4,038            2
Hertfordshire .................       3,899           1             4,096            1
Kent ..........................      16,306          12             3,136            1
Leeds .........................       2,296           1
Leicestershire ................       3,188           1             3,349            1
Lincolnshire ..................       6,342           3             6,662            3
Merseyside ....................       8,191           4             8,605            3
Newcastle Upon Tyne ...........       2,135           1
Norfolk .......................      13,676           8             5,052            3
Norwich .......................       3,417           1                -             -
North Ayrshire ................       6,685           1             7,022            1
North Humberside ..............       4,603           1             4,835            1
North Linconshire .............       1,114           1             1,170            1
North Yorkshire ...............       7,149           4             7,510            4
Northhamptonshire .............       2,534           1             2,662            1
Northhumberland ...............      10,133           4             8,048            3
Nottinghamshire ...............      20,803          12            21,854           12
Oxfordshire ...................       6,366           3             6,270            3
Shropshire ....................       1,158           1
South Yorkshire ...............      15,541          11             8,594            5
Staffordshire .................      16,338          18            14,508           13
Suffolk .......................      10,107           4            10,618            4
Tyne & Wear ...................      42,413          19            43,511           18
Warwickshire ..................       1,401           1             1,488            1
West Midlands .................      19,866          12            20,920           12
West Yorkshire ................      18,241           5            21,574            6
                                    -------------------           --------------------
   Total England ..............     328,534         169           291,003          130


Antrim ........................      21,541          13            19,253           11
Armagh ........................      10,504           4            11,034            4
Down ..........................       7,510           2             7,889            2
Fermanagh .....................       7,454           4             7,830            4
Londonderry ...................       9,645           6            10,132            6
Tyrone ........................       7,042           3             7,398            3
                                     ------------------           --------------------
   Total Northern Ireland .....      63,696          32            63,536           30

Dundee City ...................      10,505           3            11,035            3
East Lothian ..................       8,276           2             8,694            2
Glasgow .......................       2,916           1             3,064            1
                                     ------------------            -------------------
   Total Scotland .............      21,697           6            22,793            6
                                     ------------------           --------------------

Total .........................    $413,927        207           $377,332          166
                                    ===================           ====================


         Pursuant to leases the Company's tenants provide liquidity deposits and letters of credit, which generally represent monthly rent for a period of six months. Additional security from operations is provided by covenants regarding minimum working capital and net worth, liens on other operating assets of the operators, provisions for cross default and by corporate guarantees.

         As of August 31, additional security with respect to the lease with Exceler Health Services Limited is provided in the form of a six-month letter of credit and a six-month payment guarantee by its ultimate parent, Sun Healthcare Group, Inc. (Sun), which is a public company and NYSE listed. Sun's payment guarantee is unconditional and non-cancellable for the term of the lease. Sun files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

         The following is condensed financial data pertaining to:


                                             Idun Health
                                              Care Ltd.       Tamaris          Tamaris
                                            Proforma 1999       1998             1997
                                                 ----           ----             ----

         Year ended March 31:                           (In thousands)
         Cash flows from:
         Operating activities ..........       $   6,298        $ (14,148)     $ (4,874)
         Financing activities ..........         (10,350)          18,507        (9,844)
         Investing activities ..........           5,478           (8,960)       17,893
         Net revenues ..................         120,882           59,158        31,172
         Net profit (loss)..............          (6,251)          (5,620)       (4,999)


         Total assets ..................       $  39,208         $ 74,697      $ 22,016
         Total liabilities .............          37,402           42,527        15,902
         Shareholders' equity ..........           1,806           32,170         6,114



        On October 29, 1999, Idun, a wholly owned subsidiary of Omega Worldwide, Inc. purchased the operating subsidiearies of Tamaris plc.

4.       NOTES RECEIVABLE

         Notes receivable is comprised of the following (In thousands):

                                                                  August 31,
                                                            --------------------
                                                            1999          1998
                                                            ----          ----
            Notes receivable from tenant .........        $    -       $  5,998
            Notes receivable from sale of stock ..             -          2,106
            Other ................................             -            686
                                                          ------         ------
                                                          $    -        $ 8,790
                                                          ======        =======

         The notes receivable from tenant and from stock sale relate to transactions with Baneberry (see note 11).

5.       BORROWING ARRANGEMENTS

         In  October  1997,  the  Company   obtained   through  a  wholly  owned
subsidiary, a secured revolving credit facility permitting borrowings of approximately $250,000,000. As of August 31, 1999, $19,139,000 had been drawn on the facility. The facility matures on October 6, 2000 with each advance bearing interest at LIBOR plus 1.50% (6.8% at August 31, 1999).

         The loans payable to Worldwide at August 31, 1999 consist of a short-term loan of $18,034,000, which bears interest at 9.25%, and a $23,874,000 subordinated loan, which bears interest at 12.55% and matures in December 31, 2000. The estimated fair value of the subordinated loan at August 31, 1999 is $24,699,000. The carrying value of the short-term loan approximates its fair value. In connection with the subordinated loan, the Company provided warrants to acquire 10,000,000 shares of stock at (pound)1.50 (approximately $2.55) per share. These warrants expire June 30, 2001.

         The following is a summary of other long-term borrowings, all of which are British pound sterling denominated (In thousands):

                                                        August 31,
                                                  --------------------
                                                  1999          1998
                                                  ----          ----

     Mortgage bonds .....................      $432,285      $250,800
     Secured bank loan ..................        12,585        16,730
     Collateralized bank term loan ......         6,266        11,127
     Subordinated loan ..................         7,958         8,360
                                               --------      --------
                                               $459,094      $287,017
                                               ========      ========

         Substantially all of the real estate properties are collateralized by commercial mortgages and bank loans.

         On December 12, 1997, the Company completed a $238,740,000 ((pound)150,000,000) mortgages bond placement issued in two series. The first series of bonds with a balance of $167,200,000 ((pound)100,000,000) have a final maturity in 2025. The second series of bonds with a balance of $71,540,000 ((pound)50,000,000) have a final maturity in 2027. The proceeds were primarily used to repay certain outstanding borrowings totaling $190,000,000 at the date of the offering. The bonds have a weighted average coupon of 7.52%.

         On March 23, 1999, the Company completed a $194,175,000 mortgage bond placement issued in three series. The first series of Class A bonds, with a balance of $130,511,000 ((pound)82,000,000) have a final maturity in 2027. The second series Class M, with a balance of $47,748,000 ((pound)30,000,000) have a final maturity of 2029. The third series Class B, with a balance of $15,916,000 ((pound)10,000,000) have a final maturity of 2029. The proceeds were primarily used to repay outstanding borrowings totaling $152, 993,000 at the date of the offering. The bonds have a weighted average coupon of 6.31%.

         The secured bank loan matures on August 25, 2000 and bears interest to maturity at rates fixed at the time each tranche of the loan was drawn down. The average rate on funds drawn down at August 31, 1999 and 1998 was 8.67% and 8.70%, respectively.

         The  collateralized   bank  term  is  secured  by  restricted  cash  of
$11,538,000, bears interest at 7.5% and matures on October 1, 2001.

         The subordinated loan is due for repayment on December 31, 2000 and bears interest over the remaining term of the loans at rates ranging from 12.55% to 12.93%. In connection with the loans, the Company provided warrants to acquire 3,333,333 shares of stock at (pound) 1.50. These warrants expire June 30, 2001. The carrying amount and the estimated fair value of the loan for the year ending August 31, 1999 are $7,958,000 and $8,233,000.

         The borrowings from commercial mortgages, the acquisition finance loan and the loan notes and guarantees were all repaid during 1998 from proceeds from the secured revolving credit facility. The interest on the commercial mortgages had varying interest rates ranging from 6.18% to 8.5%. The interest rate on the acquisition finance loan was 1% per annum over LIBOR. The interest rate on the loan notes and guarantees was 6.5% per annum.

         The principal payments for each of the five years following August 31, 1999 is set forth below (In thousands):

                     2000 ..........    $  20,543
                     2001 ..........        4,716
                     2002 ..........        1,551
                     2003 ..........            -
                     2004 ..........            -
                     Thereafter ....      432,284
                                        ---------
                                        $ 459,094
                                        =========



         The aggregate carrying value and fair values of borrowings at August 31, 1999 and 1998 are set forth below (In thousands):

                                       Carrying       Fair
                                         Value        Value
                                        -----         -----
                  1999 ...........     $524,626     $526,234
                  1998 ...........      441,407      443,871


         Fair values are based on the estimates of management and on rates currently prevailing for comparable loans.

6.       PURCHASE OF QUALITY CARE HOMES PLC NURSING HOME FACILITIES

         On June 30, 1997 the Company acquired all of the nursing home facilities of Quality Care Homes plc through the purchase of all of its outstanding common stock. The purchase price for net assets totaled $73,818,000, and it was funded by acquisition financing of $55,245,000, the issue of loan notes for $18,087,000 and cash. As a result of the expected disposal of the assets of the nursing home business, the Company effectively acquired only the nursing home facilities of Quality Care Homes, the predecessor operator of the facilities (In thousands):


             Land and Buildings ................     $ 4,524
             Receivables and inventory .........       3,224
             Cash ..............................          23
             Accounts payable and accruals .....      (4,730)
                                                      ------
             Assets held for sale ..............     $ 3,041
                                                     =======


7.       CAPITAL STOCK

         The Company has issued warrants to subscribe for additional shares as follows:


                                 Number            Exercise           Expiration
                                of Shares           Price                Date
                               ----------           ------        ------------------
     Class A Shares ........    1,666,666        (pound)1.00       December 31, 2000
     Class A Shares ........      750,000        (pound)1.10       December 31, 2000
     Class A Shares ........   13,333,333        (pound)1.50       June 30, 2001


         As to the warrants, which expire in December, 2000, no value was assigned at the date of issuance because the underlying securities were issued at their fair value at that date. As to the warrants which expire in June 2001, the Company believes that the coupon rate for the subordinated debt was the prevailing market rate on the date of the loan, and therefore the face amount of the subordinated loans approximated its fair value on the date of issuance. In addition, the exercise price on these warrants significantly exceeded the fair value of the stock on the date of issuance since the warrants enabled the purchase of shares at (pound)1.50, while the current value of the shares at that time was approximately (pound)1.00. Based on these factors at the date of the borrowing, no value was ascribed to the warrants when they were issued.

8.       INCOME TAXES

         The provision for income taxes is as follows (In thousands):

                                                     Year ended August 31,
                                                     ---------------------
                                                 1999        1998        1997
                                                 ----        ----        ----
Current
   UK income tax on net rental income ....    $   460      $   184      $  266
   UK corporation tax credit .............          -            -         (64)
                                              -------      -------      ------
                                                  460          184         202
   Deferred ..............................      2,593        2,099         509
                                              -------      -------      ------
                                              $ 3,053      $ 2,283      $  711
                                              =======      =======      ======


         The effective tax rate differs from the UK income tax rate, primarily due to depreciation and amortization expense, which is not deductible for tax purposes in the UK.

         The Primary components of the Company's deferred tax liability are as follows (In thousands):


                                                   August 31,
                                               ----------------
                                               1999        1998
                                               ----        ----
         Deferred tax liability
         Accounts receivable ..........    $  2,639     $  2,663
         Real estate ..................      15,682       13,811
         Other ........................         170          179
                                           --------     --------
                                           $ 18,491     $ 16,653
                                           ========     ========



9.       RELATED PARTY TRANSACTIONS

         The Company has an agreement with Worldwide under which Worldwide provides investment advice, portfolio monitoring, administration and advisory services to the Company. The Company pays and annual fee of 0.9% of the Company's invested assets (as defined) to Worldwide. The Company paid approximately $4,479,100, $3,295,000 and $1,341,000 during 1999, 1998 and 1997, respectively.

         On February 26, 1998, a purchase/leaseback transaction with County Healthcare Limited, a company in which a director of the Company has an ownership interest, was completed at a purchase price of approximately $4,370,000. The lease has a term of thirty years and an initial yield of 10.75%. A loan of approximately $300,000 to County Healthcare (P2) Limited was closed on the same date. The loan was repaid during fiscal year 1999.

         During 1999, two purchase/leaseback transactions with County Healthcare Limited, a company in which a director of the Company has as ownership interest, was completed at a total purchase price of approximately $5,265,000. The leases have a term of thirty years and an initial yield of 10.5%. The transaction was approved unanimously by the disinterested directors.

         Interest expense on the short-term loan from Worldwide for the years ended August 31, 1999, 1998 and 1997 is $1,614,798, $902,809 and $1,397,563
respectively.

         Interest expense on the subordinated loan from Worldwide for the years ended August 31, 1999, 1998 and 1997 is $2,963,453, $2,990,922, and $2,987,809
respectively.

10.      LOSS ON EARLY EXTINGUISHMENT OF DEBT

         In November, 1997 the Company borrowed $56,000,000 under its secured revolving credit facility to repay a portion of the $64,000,000 due under the secured bank loan agreement (see note 5). As a result of the repayment of the bank loan, the Company paid prepayment fees and related expenses of approximately $1,985,000 and recorded such amount as an extraordinary charge from prepayment of debt.

11.      NON-OPERATING INCOME

         In July 1998, Principal sold its entire ownership interest in Baneberry Healthcare Limited (Baneberry) which it acquired as part of Baneberry's formation in November 1997. The Company realized sale proceeds of approximately $4,000,000, resulting in a gain of approximately $1,900,000, which is included in non-operating income in 1998. Of the ownership interest sold, 19.9% was sold to Worldwide, and included in non-operating income is approximately $500,000 related to the Worldwide sale.